Filed by Wejo Group Limited

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Virtuoso Acquisition Corp.

SEC File No.: 001-39913

Date: October 22, 2021

Going Public Soon: Wejo, a Leader in Connected Vehicle Data, Is Intent on Bringing About an Autonomous Vehicle Revolution

Sponsored by Wejo

Although 2022 is fast approaching and we live in a technology-dominated world, it’s a far cry from the fictional future depicted in popular Sci-Fi films. Though our modern predecessors predicted a world filled with flying cars and cruising around on hoverboards, the reality of standard 21st century ground transportation remains eerily similar to that of half a century ago, albeit in one emerging sector: autonomous vehicles. While yet to be fully integrated into the average person’s day-to-day life, experts estimate that the autonomous vehicles market will reach a $2 trillion valuation by the end of 2030, cementing self-driving automotives as the anticipated new frontier of transportation. Now, car data powerhouse Wejo is leading the pack with tech that may help bring AVs into society, both lessening pre-existing issues on the road and reshaping the way we as a society drive, travel, and, all-importantly, live, forever.

While the potential use of self-driving cars was first explored in-depth as far back as the 1980’s and brought into popular culture as a feasible future through automakers’ advanced lane-keeping features, a number of roadblocks concerning human error and unforeseen adverse weather conditions have prevented the adoption of full autonomous driving capability. This is where Wejo comes into play; utilizing its expansive data assembled from 11.3 million connected cars, city planners, navigation software developers and automotive manufacturers, Wejo provides a meaningful solution to support the AV industry and helps move the industry back toward its potential once more.

As a plethora of new vehicles on the road today produce data from over 100 sensors as often as every few seconds, this very data can provide key information about location, speed and direction of travel as well as events such as brake usage, road conditions and outside temperature, all while keeping sensitive and personal details of individual drivers anonymous. Still, each make and model of car has a slightly different way of “saying” the same thing, presenting a conundrum: how can any driven car “talk” to a driverless vehicle? This is where Wejo comes in, with a streamlined solution of using this data and implementing it into a common data model, which is at the core of Wejo’s cloud platform, Wejo ADEPT. Here, Wejo onboards over 17 billion data points every day from over 11 million cars, and coupled with partnerships with the world’s largest car makers, Wejo has developed the technology to help enable cars to communicate with each other, with or without a driver behind the wheel.

Recently, Wejo teamed up with multiple tech industry heavyweights to help distribute its technology on an international scale. In a newly announced partnership with Microsoft, Wejo looks to build up its data on the company’s Azure cloud platform, ultimately expanding its overall cost-efficiency, scope of audience and connect vehicle data on an increased level across all industries. Wejo’s simultaneous collaboration with Palantir Technologies likewise looks to develop an integrated data ecosystem on a global scale, positioning Wejo to support the AV industry on a broader scale.

“The partnership between Wejo and Palantir is ultimately about delivering on the promise of connected vehicle data to improve the way we live, work, and travel for the better,” said Wejo’s Executive Vice President of Strategy & Innovation Sarah Larner. “It’s about putting our DataForGoodTM products and services to work, and making a safer and better transportation experience. The partnership is accelerating the invaluable connected vehicle data insights we can give.”

As Wejo prepares to go public through a definitive business combination agreement with Virtuoso Acquisition Corp. (NASDAQ:VOSO), its data-driven methodology and state-of-the-art tech place Wejo firmly in position to support the autonomous vehicle revolution.

LEGAL DISCLAIMER [Link to https://www.wejo.com/forward-looking-statements]

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Forward-Looking Statements.

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Virtuoso Acquisition Corp.’s (“Virtuoso”) and Wejo Limited’s, a private limited company incorporated under the laws of England and Wales with company number 08813730 (“Wejo”) actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Virtuoso’s and Wejo’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction or waiver of the closing conditions to the proposed business combination, and the timing of the completion of the proposed business combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside Virtuoso’s and Wejo’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (i) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Agreement and Plan of Merger (the “Merger Agreement”); (ii) the outcome of any legal proceedings that may be instituted against Virtuoso, Wejo Group Limited, a company incorporated under the laws of Bermuda (the “Company”) and/or Wejo following the announcement of the Merger Agreement and the transactions contemplated therein; (iii) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of Virtuoso, certain regulatory approvals, or the satisfaction of other conditions to closing in the Merger Agreement; (iv) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (v) the impact of the COVID-19 pandemic on Wejo’s business and/or the ability of the parties to complete the proposed business combination; (vi) the inability to obtain or maintain the listing of the Company’s common shares on the Nasdaq Stock Market following the proposed business combination; (vii) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (viii) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of Wejo to grow and manage growth profitably, and retain its key employees; (ix) costs related to the proposed business combination; (x) changes in applicable laws or regulations; and (xi) the possibility that Wejo, Virtuoso or the Company may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Virtuoso’s most recent filings with the SEC and is contained in the Company’s preliminary Form S-4 (the “Form S-4”), which was filed on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021), including the preliminary proxy statement/prospectus expected to be filed in connection with the proposed business combination. All subsequent written and oral forward-looking statements concerning Virtuoso, Wejo or the Company, the transactions described herein or other matters and attributable to Virtuoso, the Company or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Virtuoso, Wejo and the Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation.

This communication is not a proxy statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Virtuoso, the Company or Wejo, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom.

Important Information About the Proposed Business Combination and Where to Find It.

In connection with the proposed business combination, a preliminary registration statement on Form S-4 was filed by the Company with the SEC on July 16, 2021 (as amended on September 7, 2021, October 1, 2021, October 7, 2021 and October 18, 2021). The Form S-4 included preliminary proxy statements to be distributed to holders of Virtuoso’s common stock in connection with Virtuoso’s solicitation for proxies for the vote by Virtuoso’s stockholders in connection with the proposed business combination and other matters as described in the Form S-4, as well as a prospectus of the Company relating to the offer of the securities to be issued in connection with the completion of the business combination. Virtuoso, Wejo and the Company urge investors, stockholders and other interested persons to read the Form S-4, including the proxy statement/prospectus incorporated by reference therein, as well as other documents filed with the SEC in connection with the proposed business combination, as these materials contain important information about Wejo, Virtuoso, and the proposed business combination. Such persons can also read Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), for a description of the security holdings of Virtuoso’s officers and directors and their respective interests as security holders in the consummation of the proposed business combination. After the Form S-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Virtuoso’s stockholders as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain copies of such documents, without charge, at the SEC’s website at www.sec.gov, or by directing a request to: Virtuoso Acquisition Corp., 180 Post Road East, Westport, CT 06880, or (203) 227-1978. These documents can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation.

Virtuoso, Wejo, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Virtuoso’s directors and executive officers in Virtuoso’s final prospectus dated January 21, 2021 (SEC File No. 333-251781), which was filed with the SEC on January 26, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Virtuoso’s stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Virtuoso’s and Wejo’s participants in the solicitation, which may, in some cases, be different than those of Virtuoso’s and Wejo’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.